

Matthew Vita

LEAD INVESTOR

Invested **$5,000** this round + **$5,000** previously

I am beyond thrilled to share my experience with Zero-X, the waste to power company revolutionizing the energy industry. Their innovative technology has not only created a sustainable solution for managing waste, but it has also produced a source of clean energy that is both efficient and cost-effective. I have been blown away by the results I have seen firsthand. Zero-X has truly exceeded my expectations in every aspect - from their commitment to reducing waste and combating climate change, to their customer-focused approach and unwavering dedication to excellence. If you're looking for a company that truly walks the walk when it comes to making a positive impact on the planet and driving progress forward, look no further than Zero-X. Their game-changing technology is a must-see for anyone in the energy sector, and I cannot recommend them enough. Join me in supporting this revolutionary company and be part of the solution for a cleaner, greener future!